

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2010

Robert S. Bland
LQ Acquisition Inc.
c/o Life Quotes, Inc.
8205 S. Cass Avenue, Suite 102
Darien, IL 60561

>   **Re: Life Quotes, Inc.**
>   **Amended Schedules TO-T/13E-3**
>   **Filed on June 28, 2010 and June 29, 2010**
>   **Filed by LQ Acquisition Inc. and Robert S. Bland**
>   **File No. 005-56673**

Dear Mr. Bland:

        We have reviewed your responses dated June 25, 2010, and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated June 18, 2010.

Amended Schedule TO-T/13E-3 Filed June 28, 2010

1.   We note the disclosure under various items of the Schedule 13E-3, including book value per share and the information under Item 9 of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the tender offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the offer document and are incorporated by reference in the Schedule 13E-3.

Exhibit 99(A)(1)(A): Offer to Purchase

Special Factors, page 8

Factors Supportive of Our Fairness Determination, page 14

2.   We note your response to prior comment 12. As previously requested, revise the first bullet to provide a more detailed discussion of how the premium is comparable to the premiums offered in "similar transactions."

Factors Not Considered, page 16

3.   We note your response to prior comment 13. Revise to provide a more detailed
        discussion of why a sale of the company's assets would be "difficult to accomplish" and
        why liquidation "would be a tax inefficient alternative for the stockholders."

Opinion of Raymond James, page 17

Summary of Financial Analysis Conducted by RJ, page 18

Selected Public Companies Analysis, page 19

4.   We note your response to prior comment 16. Disclose why Raymond James believes that
        public insurance brokers traded on U.S. stock exchanges with equity market
        capitalization of less than $10 billion are analogous to the company.

Selected Transactions Analysis, page 21

5.   Provide more details regarding the transactions selected, including, but not limited to: the
        target, the acquirer, the date of the transaction, and the consideration.

Discounted Cash Flow Analysis, page 22

6.   Discuss the criteria Raymond James used in selecting: (i) multiples, ranging from 5.0x to
        7.0x, to derive a range of terminal values in 2014, and (ii) the discount rate range of
        13.0% to 17.0%.

Certain Information Concerning LQ, page 48

7.   We note your response to prior comment 28, and that it does not appear that the Offer to
        Purchase contains all of the disclosure required by Item 1010(c) of Regulation M-A. For
        example, you do not appear to have disclosed income per common share from continuing
        operations (basic and diluted, if applicable), and the ratio of earnings to fixed charges.
        With respect to the ratio of earnings to fixed charges, we note your disclosure in the
        amended Schedule TO/Schedule 13E-3 that the ratio of earnings to fixed charges is not
        applicable. Please revise the Offer to Purchase to provide all disclosure required by
        Item 1010(c) of Regulation M-A, or advise us.

Exhibit 99(c)(3)

8.   Please refer to prior comment 33. We reissue our comment since we note that similar
        language appears in the Raymond James presentation dated October 9, 2009.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: <u>Via Facsimile (312) 263-8618</u>
Gaspare G. Ruggirello, Esq.
Derico & Associates, P.C.